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                                                                    EXHIBIT 99.1

                     Cypros And RiboGene In Merger Agreement
              TWO COMPANIES TO FORM FULLY INTEGRATED PHARMACEUTICAL
                       MARKETING, PRODUCT DEVELOPMENT AND
                           MANUFACTURING ORGANIZATION

        CARLSBAD AND HAYWARD, CA, August 5, 1999--Cypros Pharmaceutical Corp. (AMEX: CYP) of Carlsbad, CA and RiboGene Inc. (AMEX: RBO) of Hayward, CA today announced the signing of a definitive merger agreement to form a fully integrated pharmaceutical marketing and late stage product development company. The new entity will have multiple phase III product candidates, and will market four products in the U.S. and a fifth product currently sold in Italy. The merger was unanimously approved by the boards of directors of both companies.

         Cypros stockholders and optionholders will hold approximately 55% of the fully diluted equity of the combined company and RiboGene stockholders, option holders and warrant holders will hold approximately 45% of the fully diluted equity. Structurally, RiboGene will be merged with a subsidiary of Cypros and become a wholly owned subsidiary of Cypros. As a result of their merger, each outstanding share of RiboGene common stock will be converted into the right to receive approximately 1.494 shares of Cypros common stock, based on the fully diluted capitalization of both companies as of the signing of the agreement. The exchange ratio is subject to adjustment if the market price of Cypros common stock is more than $2.47 or less than $1.46 as of the closing. The final exchange ratio would also reflect changes in the fully diluted capitalization of the two companies through closing.

        Charles J. Casamento, Chairman, President and CEO of RiboGene, will become Chairman and CEO of the new entity, and Paul J. Marangos, Ph.D., Chairman, President and CEO of Cypros, will continue to serve as a Board Member and consultant to the Company. All members of the Boards of Directors of Cypros and RiboGene will continue as directors of the combined entity.

        The transaction is structured to be a tax-free reorganization and will be accounted for as a purchase. The merger is subject to customary closing conditions and is expected to close in late 1999. EVEREN Securities, Inc. acted as financial advisor to Cypros and Rabobank International acted as financial advisor to RiboGene.

        The holder of RiboGene's outstanding preferred stock would receive a new series of Cypros voting preferred stock adjusted for the exchange ratio and otherwise with similar terms to the existing RiboGene preferred stock. Cypros would assume all of RiboGene's outstanding stock options and warrants.
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        On a pro forma basis (Cypros April 30, 1999 balances and RiboGene June
30, 1999 balances), the combined companies have cash, cash equivalents and investments of approximately $35 million and long term debt of $6 million. RiboGene has a compensating balance arrangement with its bank, which also holds $5 million of the $6 million of long term debt.

        Products to be marketed by the combined entity immediately following the merger include Ethamolin(R), indicated for the treatment of esophageal ulcers, and Glofil-125 and Inulin for diagnosis and monitoring of patients with kidney disease and Neoflo(TM) for wound care. It is expected that an additional burn care product, Sildaflo(TM), will be launched in the next 12 months. Through RiboGene's North American partner, Roberts Pharmaceutical Corporation (AMEX:
RPC), the company also plans to market Emitasol(R), an intranasal spray for the treatment of diabetic gastroparesis and chemotherapy induced, delayed onset nausea and vomiting. The product is entering its final Phase III clinical trial in the U.S. and is currently marketed in Italy, under the brand name Pramidin, by Crinos Industria Farmacobiologica S.p.A.

        Commenting on the merger, Dr. Marangos stated: "This is the right move for both companies because it will better enable us to move forward with combined Phase III programs and to more effectively promote our existing products. The merger will result in a more efficient organization better able to achieve the goals of getting our late stage drugs to market and building the sales of our existing products. Chuck Casamento's previous successes at Interneuron and Genzyme should enable the Company to achieve these goals."

        "By combining the marketed products, sales force, late-stage development products and manufacturing capabilities of Cypros with RiboGene's strong balance sheet and its Phase III product, Emitasol(R), the merger results in a specialty pharmaceutical company with a pipeline of products," commented Mr. Casamento. "Consolidation in our industry has been the subject of much discussion as of late, without much actually happening. Instead of just talking about it, RiboGene and Cypros are combining forces to build a bigger and better company."

        Cypros Pharmaceutical Corporation develops cytoprotective drugs to treat ischemic disorders and markets acute care hospital based products. The Company has one multi-center Phase III program in place (Cordox(TM)) in sickle cell anemia), two Phase II programs (Cordox(TM)) in bypass surgery and Ceresine(TM) in head injury), and has four acute care products on the market.

        RiboGene is a drug discovery company focused on the treatment of infectious diseases. The Company also has a late stage product, Emitasol(R), under development for diabetic gastroparesis and chemotherapy-induced delayed onset nausea and vomiting. RiboGene has alliances with Dainippon Pharmaceutical Co., Ltd., Roberts Pharmaceutical Corporation, ArQule, Inc., and EnzyMed.

        Note: Except for the historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Such statements are subject to certain factors which may cause the companies' results to differ. Factors that may cause such differences include, but are not limited to, the occurrence or non-occurrence of required closing conditions set forth in the definitive merger agreement, stock price movements, the combined company's ability to integrate the combined businesses, the combined company's need for additional funding, uncertainties regarding the combined company's intellectual property and other research, development, marketing and regulatory risks as well as the risks


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discussed in Cypros' Annual Report on Form 10-K for the fiscal year ended July
31, 1998 and the Risk Factor section of Cypros' Registration Statement (No. 333-25661), RiboGene's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and other documents filed with the Securities and Exchange Commission. The risk factors and other information contained in these documents should be considered in evaluating Cypros' and RiboGene's prospects and future financial performance.



CONTACT
Cypros Pharmaceutical Corp.                    RiboGene, Inc.
Paul J. Marangos                               Charles J. Casamento
David W. Nassif                                Timothy E. Morris, ext. 717
(760) 929-9500                                 (510) 732-5551

BMC Communications/Trout Group
Brad Miles, "Media," Ext. 17
Jonathan Fassberg, "Investors," Ext. 16
(212) 477-9007